UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 25, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 25, 2008	By: /s/ Gary Nordin Gary Nordin Director

PORTAL ENTERS INVESTOR RELATIONS AGREEMENT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that it has entered into an Investor Relations Agreement with Value Relations GmbH. Value Relations is a full service Frankfurt-based investor relations firm and will act as a strategic investor relations consultant in Germany, Austria and Switzerland. In that capacity, Value Relations will assist Portal in structuring, scheduling, coordinating and organizing the localization of the website, press release information, online media monitoring and other European investor relations work. In addition Value Relations will also manage, organize and coordinate Portal’s participation with booths and presentation slots at trade shows held in Frankfurt and Dusseldorf.

The Investor Relations Agreement took effect on January 19, 2008 with a fee of €2,500 (Euros) payable per month for an 11 month campaign and a grant of 100,000 options exercisable at $0.32 during the 11 month period ending on the anniversary date of the contract.

Portal Resources’ listing on the Frankfurt Exchange (Symbol: WKN A0CAY2) on November 14, 2005 greatly increases Portal’s profile and facilitates trading Portal shares for the Company’s European shareholders. The Frankfurt Stock Exchange is the largest of the eight German stock exchanges, ranking third in the world behind the NYSE and the NASDAQ.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.